SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

04029734

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number: 0-16255

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

Exhibit Index is on page 18

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. Grant Thornton LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal year ended December 31, 2003. The former independent auditors for the Plan, Ernst & Young LLP, audited the financial statements and schedules as of and for the Plan fiscal year ended December 31, 2002.

Financial statements and report of independent registered public accounting firm

Johnson Outdoors Retirement and Savings Plan

December 31, 2003 and 2002

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Johnson Outdoors Retirement and Savings Plan at December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended as listed in the Table of Contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. The financial statements as of and for the year ended December 31, 2002, were audited by other auditors whose report dated May 17, 2003 expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP

Milwaukee, Wisconsin
April 30, 2004

ERNST & YOUNG

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits of the Johnson Outdoors Retirement and Savings Plan, as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 , and the changes in assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

May 17, 2003

Johnson Outdoors Retirement and Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
Investments		
Investments, at fair value	$39,676,863	$32,374,835
Loans to participants	1,112,685	1,032,186
Total investments	40,789,548	33,407,021
Contributions receivable	50,325	108,359
Assets available for benefits	$40,839,873	$33,515,380

The accompanying notes are an integral part of these statements.

Johnson Outdoors Retirement and Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31,

Additions	2003	2002
Investment income		
Interest	$ 69,910	$ 86,042
Dividends	910,456	843,014
Total investment income	980,366	929,056
Contributions		
Participant	1,929,212	1,873,708
Company	2,527,290	2,330,107
Rollovers	630,415	110,312
Total contributions	5,086,917	4,314,127
Total additions	6,067,283	5,243,183
Deductions		
Distributions to participants or beneficiaries	(4,048,554)	(4,267,768)
Investment management fees	(5,890)	(10,069)
Total deductions	(4,054,444)	(4,277,837)
Net realized and unrealized appreciation (depreciation) in fair value of investments	5,311,654	(5,462,817)
Net increase (decrease)	7,324,493	(4,497,471)
Assets available for plan benefits:		
Beginning of year	33,515,380	38,012,851
End of year	$40,839,873	$33,515,380

The accompanying notes are an integral part of these statements.

Johnson Outdoors Retirement and Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General

The Plan is a defined contribution plan sponsored by Johnson Outdoors Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

2. Participation

The following business units of the Company participate in the Plan:

- Johnson Outdoors Headquarters
- Johnson Outdoors Mankato Operations
- Johnson Outdoors Binghamton Operations
- Johnson Outdoors Diving Operations
- Old Town Canoe
- Ocean Kayak
- Johnson Outdoors Watercraft Sports & Leisure

The Plan allows all regular full-time employees, as defined by the Plan, to participate in the Plan on the first day of employment with one of the above-named business units. An employee who is classified as other than a regular full-time employee shall be eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service or 1,000 or more hours of service.

NOTE A – DESCRIPTION OF THE PLAN - Continued

3. Contributions

The Plan is a two-part plan consisting of a retirement contribution feature and a savings feature. The retirement contribution feature of the Plan enables eligible participants (other than those at Johnson Outdoors Mankato Operations and Old Town Canoe) to accumulate additional funds for retirement purposes. The retirement contributions made by the respective business units are discretionary. Employees of Johnson Outdoors Mankato Operations and Old Town Canoe participate in other defined benefit plans.

Pursuant to the savings feature, eligible participants may make voluntary pretax and after-tax contributions of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company's matching contribution is equal to 50% of the first 6% of a participant's compensation contributed by the participant to the Plan.

4. Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contribution, an allocation of the respective business unit's retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant's net account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

5. Vesting

Participant contributions, Company matching contributions, retirement contributions, and investment earnings thereon are 100% vested at all times.

6. Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account. Upon death, the account balance will be paid to the participant's beneficiary or estate.

NOTE A – DESCRIPTION OF THE PLAN - Continued

7. *Participant Loans*

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms may not exceed five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Administration Committee (5% at December 31, 2003). Principal and interest are paid through payroll deductions.

8. *Investment Options*

During 2003 and 2002 participants in the plan had the ability to self-direct their funds into the following investment options:

Putnam Voyager Fund
Washington Mutual Investor's Stock Fund
American Balanced Fund
T. Rowe Price Small Cap Fund
PIMCO II Total Return Fund
Vanguard Total Stock Index Fund
Putnam International Growth Fund
Dreyfus Premier Emerging Markets Fund
Capital World G&I Fund
Putnam Stable Value Fund
Johnson Outdoors Inc. Class A common stock

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Investments

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust fund is based on quoted redemption values on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

2. Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan. Expenses incurred for attorney and audit fees and salary expense incurred by the Company related to the administration of the Plan are paid by the Company.

3. Investment Risk

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. *Investments*

The following investments represent 5% or more of the Plan's assets available for benefits at December 31:

Description	2003	2002
Capital World G&I Fund A	$4,105,208	$ -
Janus Worldwide Fund	-	2,901,572
T. Rowe Price Small Cap Fund	3,838,563	2,773,097
Washington Mutual Investor's Stock Fund	6,444,283	5,159,694
American Balanced Fund	3,446,432	2,786,668
PIMCO II Total Return Fund	2,521,755	2,501,408
Putnam Voyager Fund	6,546,635	5,203,446
Putnam Stable Value Fund	9,774,472	9,929,958

At December 31, 2003 and 2002, the Plan's investments included 53,398 and 46,079 shares of Company common stock, respectively, representing less than 1% of the Company's outstanding common stock for each year.

During 2003 and 2002, the Plan's investments appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$5,055,838	$(5,547,268)
Johnson Outdoors Inc. Class A common stock	255,816	84,451
	$5,311,654	$(5,462,817)

All investments are participant directed.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. *Income Tax Status*

The Plan has received a determination letter from the Internal Revenue Service dated June 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is operating in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. *Party-In-Interest Transactions*

All transactions involving the investments administered by the Trustee and investments in Johnson Outdoors, Inc. common stock and other transactions with the Company or Plan participants are considered party-in-interest transactions.

7. *Plan Termination*

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors. The business units may also terminate retirement contributions to the Plan. In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors. Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

SUPPLEMENTAL SCHEDULE

Johnson Outdoors Retirement and Savings Plan

EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

Identity of issue, borrower, lessor or similar party	Number of shares/units	Current value
Putnam Voyager Fund*	413,036	$ 6,546,634
Washington Mutual Investor's Stock Fund	223,915	6,444,283
American Balanced Fund	199,330	3,446,432
T. Rowe Price Small Cap Fund	137,189	3,838,563
PIMCO II Total Return Fund	244,356	2,521,755
Vanguard Total Stock Index Fund	45,088	1,171,839
Putnam International Growth Fund	24,640	509,065
Dreyfus Premier Emerging Markets Fund	30,784	517,479
Capital World G&I Fund A	137,389	4,105,208
Putnam Stable Value Found *	9,774,471	9,774,472
Johnson Outdoors Inc. Class A common stock*	53,398	801,133
Loans to participants, interest rates ranging from 5% to 10.5%		1,112,685
Total investments		$40,789,548

* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement(the "Plan"), and Savings Plan Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 24 day of June, 2004.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By: ______________________
Richard J. Fiegel

By: ______________________
Teresa L. Jenkins

By: ______________________
David Marquette

By: ______________________
Paul A. Lehmann

By: ______________________
Kevin J. Mooney

By: ______________________
W. Floyd Wilkinson

As members of the Johnson Outdoors Retirement and Savings Plan Administrative Committee

001.570477.2

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Grant Thornton LLP	19.
23.2	Consent of Ernst & Young LLP	20.

001.570477.2

EXHIBIT 23.1

Grant Thornton

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 30, 2004 accompanying the financial statements and supplemental schedule of the Johnson Outdoors Retirement and Savings Plan appearing in the Annual Report on Form 11-K for the year ended December 31, 2003 which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 033-61285) of the aforementioned report and to the use of our name as it appears under the caption "Experts."

Grant Thornton LLP

GRANT THORNTON LLP

Milwaukee, Wisconsin
June 26, 2004

EXHIBIT 23.2

CONSENT OF ERNST & YOUNG LLP

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61285) pertaining to the Johnson Outdoors Retirement and Savings Plan of our report dated May 17, 2003, with respect to the Statement of Net Assets Available for Benefits as of December 31, 2002 and the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002 of the Johnson Outdoors Retirement and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Milwaukee, Wisconsin
June 24, 2004